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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-23594

Xenova Group plc

(Exact name of registrant as specified in its charter)

957 Buckingham Avenue, Slough, Berkshire SL1 4NL UK

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Ordinary shares of 1p each

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☐	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)
Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

GENERAL INSTRUCTIONS

A. Who May Use Form 15F and When

1. A foreign private issuer may file Form 15F, pursuant to Rule 12h-6(a) (17 CFR 240.12h-6(a)) under the Securities Exchange Act of 1934 ("Exchange Act"), when seeking to terminate:

- the registration of a class of securities under section 12(g) of the Exchange Act and the corresponding duty to file or furnish reports required by section 13(a) of the Exchange Act; or

- the obligation under section 15(d) of the Exchange Act to file or furnish reports required by section 13(a) of the Act regarding a class of equity securities; or

- both.

2. A foreign private issuer may file Form 15F, pursuant to Rule 12h-6(c) (17 CFR 240.12h-6(c)), when seeking to terminate its reporting obligations under section 13(a) or section 15(d) of the Exchange Act regarding a class of debt securities.

3. A foreign private issuer may file Form 15F, pursuant to Rule 12h-6(d) (17 CFR 240.12h-6(d)), when seeking to terminate the registration of a class of securities under section 12(g), or reporting obligations under section 13(a) or section 15(d) of the Exchange Act, to which it has succeeded pursuant to Rule 12g-3 (17 CFR 240.12g-3) or Rule 15d-5 (17 CFR 240.15d-5).

4. A foreign private issuer may file Form 15F, pursuant to Rule 12h-6(i) (17 CFR 240.12h-6(i)), if, before the effective date of Rule 12h-6, it terminated the registration of a class of securities under section 12(g) of the Act, or suspended its reporting obligations regarding a class of equity or debt securities under section 15(d) of the Act, in order to:

- terminate under Rule 12h-6 the registration of a class of equity securities that was the subject of a Form 15 (§249.323 of this chapter) filed by the issuer pursuant to §240.12g-4; or

- terminate its reporting obligations under section 15(d) of the Act, which had been suspended by the terms of that section or by the issuer's filing of a Form 15 pursuant to §240.12h-3, regarding a class of equity or debt securities.

B. Certification Effected by Filing Form 15F

By completing and signing this Form, the issuer certifies that:

- it meets all of the conditions for termination of Exchange Act reporting specified in Rule 12h-6 (17 CFR 240.12h-6); and

- there are no classes of securities other than those that are the subject of this Form 15F regarding which the issuer has Exchange Act reporting obligations.

C. Effective Date

For an issuer filing Form 15F under Rule 12h-6(a), (c) or (d), the duty to file any reports required under section 13(a) or 15(d) of the Exchange Act will be suspended immediately upon filing the Form 15F. If there are no objections from the Commission, 90 days, or within a shorter period as the Commission may determine, after the issuer has filed its Form 15F, there shall take effect:

- the termination of registration of a class of securities under section 12(g) of the Act;

- the termination of the issuer's duty to file or submit reports under section 13(a) or section 15(d) of the Act; or

- both.

For an issuer that has already terminated its registration of a class of equity securities pursuant to Rule 12g-4 or suspended its reporting obligations under section 15(d) or Rule 12h-3, the effectiveness of its termination of section 12(g) registration under Rule 12h-6 and the corresponding duty to file reports required by section 13(a) of the Act, or the termination of its previously suspended reporting obligations under section 15(d) of the Act, shall also occur 90 days after the issuer has filed its Form 15F under Rule 12h-6(i), or within a shorter period as the Commission may determine, if there are no objections from the Commission.

D. Other Filing Requirements

You must file Form 15F and related materials, including correspondence, in electronic format via our Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system in accordance with the EDGAR rules set forth in Regulation S-T (17 CFR Part 232). The Form 15F and related materials must be in the English language as required by Regulation S-T Rule 306 (17 CFR 232.306). You must provide the signature required for Form 15F in accordance with Regulation S-T Rule 302 (17 CFR 232.302). If you have technical questions about EDGAR, call the EDGAR Filer Support Office at (202) 551-8900. If you have questions about the EDGAR rules, call the Office of EDGAR and Information Analysis at (202) 551-3610.

If the Form 15F is subsequently withdrawn or denied, you must, within 60 days after the date of the withdrawal or denial, file with or submit to the Commission all reports that would have been required had you not filed the Form 15F. See Rule 12h-6(g)(2) (17 CFR 240.12h-6(g)(2)) and Rule 12h-6(i)(3)(ii) (17 CFR 240.12h-6(i)(3)(ii)).

E. Rule 12g3-2(b) Exemption

Regardless of the particular Rule 12h-6 provision under which it is proceeding, a foreign private issuer that has filed a Form 15F regarding a class of equity securities shall receive the exemption under Rule 12g3-2(b) (17 CFR 240.12g3-2(b)) for the subject class of equity securities immediately upon the effective date of its termination of registration and reporting under Rule 12h-6. Refer to Rule 12g3-2(e) (17 CFR 240.12g3-2(e)) for the conditions that a foreign private issuer must meet in order to maintain the Rule 12g3-2(b) exemption following its termination of Exchange Act registration and reporting.


PART I


The purpose of this part is to provide information to investors and to assist the Commission in assessing whether you meet the requirements for terminating your Exchange Act reporting under Rule 12h-6. If, pursuant to Rule 12h-6, there is an item that does not apply to you, mark that item as inapplicable.

Item 1. Exchange Act Reporting History

A. State when you first incurred the duty to file reports under section 13(a) or section 15(d) of the Exchange Act.

B. State whether you have filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this form, and whether you have filed at least one annual report under section 13(a).

Instruction to Item 1.

If you are a successor issuer that has filed this Form 15F pursuant to Rule 12h-6(d), and are relying on the reporting history of the issuer to which you have succeeded under Rule 12g-3 (17 CFR 12g-3) or Rule 15d-5 (17 CFR 240.15d-5), identify that issuer and provide the information required by this section for that issuer.

Item 2. Recent United States Market Activity

State when your securities were last sold in the United States in a registered offering under the Securities Act of 1933 (15 U.S.C. 77a et seq.) ("Securities Act").

Instructions to Item 2.

1. Do not include registered offerings involving the issuance of securities:
   a. to your employees, as that term is defined in Form S-8 (17 CFR 239.16b);
   b. by selling security holders in non-underwritten offerings;
   c. upon the exercise of outstanding rights granted by the issuer if the rights are granted pro rata to all existing security holders of the class of the issuer's securities to which the rights attach;
   d. pursuant to a dividend or interest reinvestment plan; or
   e. upon the conversion of outstanding convertible securities or upon the exercise of outstanding transferable warrants issued by the issuer.

However, you must include registered offerings described in paragraphs (c) through (e) of this instruction if undertaken pursuant to a standby underwritten offering or other similar arrangement in the United States.

2. If you have registered equity securities on a shelf or other Securities Act registration statement under which securities remain unsold, disclose the last sale of securities under that registration statement. If no sale has occurred during the preceding 12 months, disclose whether you have filed a post-effective amendment to terminate the registration of unsold securities under that registration statement.

Item 3. Foreign Listing and Primary Trading Market

A. Identify the exchange or exchanges outside the United States, and the foreign jurisdiction in which the exchange or exchanges are located, on which you have maintained a listing of the class of securities that is the subject of this Form, and which, either singly or together with the trading of the same class of the issuer's securities in another foreign jurisdiction, constitutes the primary trading market for those securities.

B. Provide the date of initial listing on the foreign exchange or exchanges identified in response to Item 3.A. In addition, disclose whether you have maintained a listing of the subject class of securities on one or more of those foreign exchanges for at least the 12 months preceding the filing of this Form.

C. Disclose the percentage of trading in the subject class of securities that occurred in the identified jurisdiction or jurisdictions of your foreign listing as of a recent 12-month period.

Instructions to Item 3.

1. When responding to this item, refer to the definition of "primary trading market" in Rule 12h-6(f) (17 CFR 240.12h-6(f)). In accordance with that definition, if your primary trading market consists of two foreign jurisdictions, provide the information required by this section for both foreign jurisdictions. In addition, disclose whether the trading market for your securities in at least one of those two foreign jurisdictions is larger than the trading market for your securities in the United States as of the same recent 12-month period. Disclose the first and last days of that recent 12-month period.

2. For the purpose of the primary trading market determination, you must measure the average daily trading volume of on-exchange transactions in the subject securities aggregated over one or two foreign jurisdictions against your worldwide trading volume. You may include in this measure off-exchange transactions in those jurisdictions comprising the numerator only if you include those off-exchange transactions when calculating worldwide trading volume in the denominator. This denominator should be the same as the denominator used for the trading volume benchmark under Rule 12h-6(a)(4)(i) (17 CFR 240.12h-6(a)(4)(i)) and Item 4 of this Form.

Item 4. Comparative Trading Volume Data

If relying on Rule 12h-6(a)(4)(i), provide the following information:

A. Identify the first and last days of the recent 12-month period used to meet the requirements of that rule provision.

B. For the same recent 12-month period, disclose the average daily trading volume of the class of securities that is the subject of this Form both in the United States and on a worldwide basis.

C. For the same recent 12-month period, disclose the average daily trading volume of the subject class of securities in the United States as a percentage of the average daily trading volume for that class of securities on a worldwide basis.

D. Disclose whether you have delisted the subject class of securities from a national securities exchange or inter-dealer quotation system in the United States. If so, provide the date of delisting, and, as of that date, disclose the average daily trading volume of the subject class of securities in the United States as a percentage of the average daily trading volume for that class of securities on a worldwide basis for the preceding 12-month period.

E. Disclose whether you have terminated a sponsored American depositary receipt (ADR) facility regarding the subject class of securities. If so, provide the date of the ADR facility termination, and, as of that date, disclose the average daily trading volume of the subject class of securities in the United States as a percentage of the average daily trading volume for that class of securities on a worldwide basis for the preceding 12-month period.

F. Identify the sources of the trading volume information used for determining whether you meet the requirements of Rule 12h-6. If you used more than one source, disclose the reasons why you used each source.

Instructions to Item 4.

1. "Recent 12-month period" means a 12-calendar-month period that ended no more than 60 days before the filing date of this form, as defined under Rule 12h-6(f). You may disclose the comparative trading volume data in response to this item in tabular format and attached as an exhibit to this Form.

2. An issuer is ineligible to rely on paragraph (a)(4)(i) of Rule 12h-6 if, as of the date of delisting or termination of an ADR facility, the average daily trading volume of the subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis, as measured over the preceding 12 months, and 12 months has not elapsed from the date of delisting or termination of the ADR facility. See Rule 12h-6(b) (17 CFR 240.12h-6(b)).

3. For purposes of paragraph (a)(4)(i) of Rule 12h-6:
> a. when determining your U.S. average daily trading volume, you must include all transactions, whether on-exchange or off-exchange;

> b. when determining your worldwide average daily trading volume, in addition to on-exchange transactions, which you must include, you may include off-exchange transactions; and

> c. the sources of your trading volume information may include publicly available sources, market data vendors or other commercial information service providers upon which you have reasonably relied in good faith, and as long as the information does not duplicate any other trading volume information obtained from exchanges or other sources.

Item 5. Alternative Record Holder Information
If relying on Rule 12h-6(a)(4)(ii) (17 CFR 240.12h-6(a)(4)(ii)):

Disclose the number of record holders of the subject class of equity securities on a worldwide basis or who are United States residents at a date within 120 days before filing this Form. Disclose the date used for the purpose of Item 5.

Item 6. Debt Securities
If relying on Rule 12h-6(c) (17 CFR 240.12h-6(c)):

Disclose the number of record holders of your debt securities either on a worldwide basis or who are United States residents at a date within 120 days before the date of filing of this Form. Disclose the date used for the purpose of Item 6.

Instructions to Items 5 and 6.

1. When determining the number of record holders of your equity or debt securities who are United States residents, refer to Rule 12h-6(e) (17 CFR 240.12h-6(e)) for the appropriate counting method.

2. If you have relied upon the assistance of an independent information services provider to determine the number of your United States equity or debt securities holders, identify this party in your response.

Item 7. Notice Requirement
If filing Form 15F pursuant to Rule 12h-6(a), (c) or (d):

A. Disclose the date of publication of the notice, required by Rule 12h-6(h) (17 CFR 240.12h-6(h)), disclosing your intent to terminate your duty to file reports under section 13(a) or 15(d) of the Exchange Act or both.

B. Identify the means, such as publication in a particular newspaper or transmission by a particular wire service, used to disseminate the notice in the United States.

Instruction to Item 7.
If you have submitted a copy of the notice under cover of a Form 6-K (17 CFR 249.306), disclose the submission date of the Form 6-K. If not, attach a copy of the notice as an exhibit to this Form. See Rule 12h-6(h).

Item 8. Prior Form 15 Filers
If relying on Rule 12h-6(i):

A. Disclose whether, before the effective date of Rule 12h-6, you filed a Form 15 (17 CFR 249.323) to terminate the registration of a class of equity securities pursuant to Rule 12g-4 (17 CFR 240.12g-4) or to suspend your reporting obligations under section 15(d) of the Act regarding a class of equity or debt securities pursuant to Rule 12h-3 (17 CFR 240.12h-3). If so, disclose the date that you filed the Form 15. If you suspended your reporting obligations by the terms of section 15(d), disclose the effective date of that suspension as well as the date that you filed a Form 15 to notify the Commission of that suspension pursuant to Rule 15d-6 (17 CFR 240.15d-6).

B. If you terminated the registration of a class of securities pursuant to Rule 12g-4 or suspended your reporting obligations pursuant to Rule 12h-3 or by the terms of section 15(d) of the Act regarding a class of equity securities, provide the disclosure required by Item 3 of this Form, "Primary Trading Market." Further provide the disclosure required by Item 4 of this Form, "Comparative Trading Volume Data," or the disclosure required by Item 5 of the Form, "Alternative Record Holder Information."

C. If you suspended your reporting obligations pursuant to Rule 12h-3 or by the terms of section 15(d) of the Act regarding a class of debt securities, provide the disclosure required by Item 6 of this Form, "Debt Securities."


PART II


Item 9. Rule 12g3-2(b) Exemption

Disclose the address of your Internet Web site or of the electronic information delivery system in your primary trading market on which you will publish the information required under Rule 12g3-2(b)(1)(iii) (17 CFR 240.12g3-2(b)(1)(iii)).

Instruction to Item 9.
Refer to Note 1 to Rule 12g3-2(e) for instructions regarding providing English translations of documents published pursuant to Rule 12g3-2(b)(1)(iii) (17 CFR 240.12g3-2(b)(1)(iii).


PART III


Item 10. Exhibits
List the exhibits attached to this Form.

Instruction to Item 10.

In addition to exhibits specifically mentioned on this Form, you may attach as an exhibit any document providing information that is material to your eligibility to terminate your reporting obligations under Exchange Act Rule 12h-6. You should refer to any relevant exhibit when responding to the items on this Form.

Item 11. Undertakings
Furnish the following undertaking:

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Instruction to Item 11.

After filing this Form, an issuer has no continuing obligation to make inquiries or perform other work concerning the information contained in this Form, including its assessment of trading volume or ownership of its securities in the United States.

Signature:

Pursuant to the requirements of the Securities Exchange Act of 1934, [name of registrant as specified in charter] has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, [name of registrant as specified in charter] certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.